UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No.__)*

                                BEA Systems, Inc.
                                (Name of Issuer)

                          Common Stock, Par Value $.001
                         (Title of Class of Securities)

                                    073325102
                                 (CUSIP Number)

                              Keith Schaitkin, Esq.
                           Icahn Capital Management LP
                          767 Fifth Avenue, 47th Floor
                            New York, New York 10153
                                 (212) 702-4380
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                September 4, 2007
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No.  073325102

1   NAME OF REPORTING PERSON
    Carl C. Icahn

    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
    (a) / /
    (b) / /

3   SEC USE ONLY

4   SOURCE OF FUNDS*

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) or 2(e)                                                       / /

6   CITIZENSHIP OR PLACE OF ORGANIZATION
    United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7   SOLE VOTING POWER
    0

8   SHARED VOTING POWER
    33,426,069 (includes Shares underlying call options. See Item 5)

9   SOLE DISPOSITIVE POWER
    0

10  SHARED DISPOSITIVE POWER
    33,426,069 (includes Shares underlying call options. See Item 5)

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    33,426,069 (includes Shares underlying call options. See Item 5)

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*   / /

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    8.53%

14TYPE OF REPORTING PERSON*
    IN

                                  SCHEDULE 13D

CUSIP No.  073325102

1   NAME OF REPORTING PERSON
    High River Limited Partnership

    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
    (a) / /
    (b) / /

3   SEC USE ONLY

4   SOURCE OF FUNDS*
    WC

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) or 2(e)                                                       / /

6   CITIZENSHIP OR PLACE OF ORGANIZATION
    Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7   SOLE VOTING POWER
    6,685,211 (includes Shares underlying call options. See Item 5)

8   SHARED VOTING POWER
    0

9   SOLE DISPOSITIVE POWER
    6,685,211 (includes Shares underlying call options. See Item 5)

10  SHARED DISPOSITIVE POWER
    0

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    6,685,211 (includes Shares underlying call options. See Item 5)

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*   / /

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    1.71%  (includes Shares underlying call options. See Item 5)

14  TYPE OF REPORTING PERSON*
    PN

                                  SCHEDULE 13D

CUSIP No.  073325102

1   NAME OF REPORTING PERSON
    Hopper Investments LLC

    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
    (a) / /
    (b) / /

3   SEC USE ONLY

4   SOURCE OF FUNDS*

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) or 2(e)                                                       / /

6   CITIZENSHIP OR PLACE OF ORGANIZATION
    Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7   SOLE VOTING POWER
    0

8   SHARED VOTING POWER
    6,685,211 (includes Shares underlying call options. See Item 5)

9   SOLE DISPOSITIVE POWER
    0

10  SHARED DISPOSITIVE POWER
    6,685,211 (includes Shares underlying call options. See Item 5)

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    6,685,211 (includes Shares underlying call options. See Item 5)

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*   / /

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    1.71% (includes Shares underlying call options. See Item 5)

14  TYPE OF REPORTING PERSON*
    OO

                                  SCHEDULE 13D

CUSIP No.  073325102

1   NAME OF REPORTING PERSON
    Barberry Corp.

    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
    (a) / /
    (b) / /

3   SEC USE ONLY

4   SOURCE OF FUNDS*

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) or 2(e)                                                       / /

6   CITIZENSHIP OR PLACE OF ORGANIZATION
    Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7   SOLE VOTING POWER
    0

8   SHARED VOTING POWER
    6,685,211 (includes Shares underlying call options. See Item 5)

9   SOLE DISPOSITIVE POWER
    0

10  SHARED DISPOSITIVE POWER
    6,685,211 (includes Shares underlying call options. See Item 5)

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    6,685,211 (includes Shares underlying call options. See Item 5)

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*   / /

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    1.71% (includes Shares underlying call options. See Item 5)

14  TYPE OF REPORTING PERSON*
    CO

                                  SCHEDULE 13D

CUSIP No.  073325102

1   NAME OF REPORTING PERSON
    Icahn Partners Master Fund LP

    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
    (a) / /
    (b) / /

3   SEC USE ONLY

4   SOURCE OF FUNDS*
    WC

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) or 2(e)                                                       / /

6   CITIZENSHIP OR PLACE OF ORGANIZATION
    Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7   SOLE VOTING POWER
    11,994,550 (includes Shares underlying call options. See Item 5)

8   SHARED VOTING POWER
    0

9   SOLE DISPOSITIVE POWER
    11,994,550 (includes Shares underlying call options. See Item 5)

10  SHARED DISPOSITIVE POWER
    0

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    11,994,550 (includes Shares underlying call options. See Item 5)

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*   / /

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    3.06% (includes Shares underlying call options. See Item 5)

14  TYPE OF REPORTING PERSON*
    PN

                                  SCHEDULE 13D

CUSIP No.  073325102

1   NAME OF REPORTING PERSON
    Icahn Partners Master Fund II LP

    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
    (a) / /
    (b) / /

3   SEC USE ONLY

4   SOURCE OF FUNDS*
    WC

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) or 2(e)                                                       / /

6   CITIZENSHIP OR PLACE OF ORGANIZATION
    Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7   SOLE VOTING POWER
    3,958,660 (includes Shares underlying call options. See Item 5)

8   SHARED VOTING POWER
    0

9   SOLE DISPOSITIVE POWER
    3,958,660 (includes Shares underlying call options. See Item 5)

10  SHARED DISPOSITIVE POWER
    0

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    3,958,660 (includes Shares underlying call options. See Item 5)

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*   / /

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    1.01% (includes Shares underlying call options. See Item 5)

14  TYPE OF REPORTING PERSON*
    PN

                                  SCHEDULE 13D

CUSIP No.  073325102

1   NAME OF REPORTING PERSON
    Icahn Partners Master Fund III LP

    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
    (a) / /
    (b) / /

3   SEC USE ONLY

4   SOURCE OF FUNDS*
    WC

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) or 2(e)                                                       / /

6   CITIZENSHIP OR PLACE OF ORGANIZATION
    Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7   SOLE VOTING POWER
    1,496,925 (includes Shares underlying call options. See Item 5)

8   SHARED VOTING POWER
    0

9   SOLE DISPOSITIVE POWER
    1,496,925 (includes Shares underlying call options. See Item 5)

10  SHARED DISPOSITIVE POWER
    0

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    1,496,925 (includes Shares underlying call options. See Item 5)

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*   / /

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    0.38% (includes Shares underlying call options. See Item 5)

14  TYPE OF REPORTING PERSON*
    PN

                                  SCHEDULE 13D

CUSIP No.  073325102

1   NAME OF REPORTING PERSON
    Icahn Offshore LP

    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
    (a) / /
    (b) / /

3   SEC USE ONLY

4   SOURCE OF FUNDS*

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) or 2(e)                                                       / /

6   CITIZENSHIP OR PLACE OF ORGANIZATION
    Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7   SOLE VOTING POWER
    0

8   SHARED VOTING POWER
    17,450,135 (includes Shares underlying call options. See Item 5)


9   SOLE DISPOSITIVE POWER
    0

10  SHARED DISPOSITIVE POWER
    17,450,135 (includes Shares underlying call options. See Item 5)

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    17,450,135 (includes Shares underlying call options. See Item 5)

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*   / /

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    4.45% (includes Shares underlying call options. See Item 5)

14  TYPE OF REPORTING PERSON*
    PN

                                  SCHEDULE 13D

CUSIP No.  073325102

1   NAME OF REPORTING PERSON
    Icahn Partners LP

    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
    (a) / /
    (b) / /

3   SEC USE ONLY

4   SOURCE OF FUNDS*
    WC

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) or 2(e)                                                       / /

6   CITIZENSHIP OR PLACE OF ORGANIZATION
    Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7   SOLE VOTING POWER
    9,290,723 (includes Shares underlying call options. See Item 5)

8   SHARED VOTING POWER
    0

9   SOLE DISPOSITIVE POWER
    9,290,723 (includes Shares underlying call options. See Item 5)

10  SHARED DISPOSITIVE POWER
    0

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    9,290,723 (includes Shares underlying call options. See Item 5)

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*   / /

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    2.37% (includes Shares underlying call options. See Item 5)

14  TYPE OF REPORTING PERSON*
    PN

                                  SCHEDULE 13D

CUSIP No.  073325102

1   NAME OF REPORTING PERSON
    Icahn Onshore LP

    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
    (a) / /
    (b) / /

3   SEC USE ONLY

4   SOURCE OF FUNDS*

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) or 2(e)                                                       / /

6   CITIZENSHIP OR PLACE OF ORGANIZATION
    Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7   SOLE VOTING POWER
    0

8   SHARED VOTING POWER
    9,290,723 (includes Shares underlying call options. See Item 5)

9   SOLE DISPOSITIVE POWER
    0

10  SHARED DISPOSITIVE POWER
    9,290,723 (includes Shares underlying call options. See Item 5)

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    9,290,723 (includes Shares underlying call options. See Item 5)

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*   / /

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    2.37% (includes Shares underlying call options. See Item 5)

14  TYPE OF REPORTING PERSON*
    PN

                                  SCHEDULE 13D

CUSIP No.  073325102

1   NAME OF REPORTING PERSON
    Icahn Partners Holding LP

    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
    (a) / /
    (b) / /

3   SEC USE ONLY

4   SOURCE OF FUNDS*

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) or 2(e)                                                       / /

6   CITIZENSHIP OR PLACE OF ORGANIZATION
    Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7   SOLE VOTING POWER
    0

8   SHARED VOTING POWER
    26,740,858 (includes Shares underlying call options. See Item 5)

9   SOLE DISPOSITIVE POWER
    0

10  SHARED DISPOSITIVE POWER
    26,740,858 (includes Shares underlying call options. See Item 5)

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    26,740,858 (includes Shares underlying call options. See Item 5)

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*   / /

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    6.82% (includes Shares underlying call options. See Item 5)

14  TYPE OF REPORTING PERSON*
    PN

                                  SCHEDULE 13D

CUSIP No.  073325102

1   NAME OF REPORTING PERSON
    IPH GP LLC

    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
    (a) / /
    (b) / /

3   SEC USE ONLY

4   SOURCE OF FUNDS*

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) or 2(e)                                                       / /

6   CITIZENSHIP OR PLACE OF ORGANIZATION
    Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7   SOLE VOTING POWER
    0

8   SHARED VOTING POWER
    26,740,858 (includes Shares underlying call options. See Item 5)

9   SOLE DISPOSITIVE POWER
    0

10  SHARED DISPOSITIVE POWER
    26,740,858 (includes Shares underlying call options. See Item 5)

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    26,740,858 (includes Shares underlying call options. See Item 5)

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*   / /

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    6.82% (includes Shares underlying call options. See Item 5)

14  TYPE OF REPORTING PERSON*
    OO

                                  SCHEDULE 13D

CUSIP No.  073325102

1   NAME OF REPORTING PERSON
    American Real Estate Holdings Limited Partnership

    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
    (a) / /
    (b) / /

3   SEC USE ONLY

4   SOURCE OF FUNDS*

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) or 2(e)                                                       / /

6   CITIZENSHIP OR PLACE OF ORGANIZATION
    Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7   SOLE VOTING POWER
    0

8   SHARED VOTING POWER
    26,740,858 (includes Shares underlying call options. See Item 5)

9   SOLE DISPOSITIVE POWER
    0

10  SHARED DISPOSITIVE POWER
    26,740,858 (includes Shares underlying call options. See Item 5)

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    26,740,858 (includes Shares underlying call options. See Item 5)

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*   / /

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    6.82% (includes Shares underlying call options. See Item 5)

14  TYPE OF REPORTING PERSON*
    PN

                                  SCHEDULE 13D

CUSIP No.  073325102

1   NAME OF REPORTING PERSON
    American Property Investors, Inc.

    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
    (a) / /
    (b) / /

3   SEC USE ONLY

4   SOURCE OF FUNDS*

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) or 2(e)                                                       / /

6   CITIZENSHIP OR PLACE OF ORGANIZATION
    Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7   SOLE VOTING POWER
    0

8   SHARED VOTING POWER
    26,740,858 (includes Shares underlying call options. See Item 5)

9   SOLE DISPOSITIVE POWER
    0

10  SHARED DISPOSITIVE POWER
    26,740,858 (includes Shares underlying call options. See Item 5)

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    26,740,858 (includes Shares underlying call options. See Item 5)

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*   / /

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    6.82% (includes Shares underlying call options. See Item 5)

14  TYPE OF REPORTING PERSON*
    CO

                                  SCHEDULE 13D

CUSIP No.  073325102

1   NAME OF REPORTING PERSON
    Beckton Corp.

    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
    (a) / /
    (b) / /

3   SEC USE ONLY

4   SOURCE OF FUNDS*

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) or 2(e)                                                       / /

6   CITIZENSHIP OR PLACE OF ORGANIZATION
    Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7   SOLE VOTING POWER
    0

8   SHARED VOTING POWER
    26,740,858 (includes Shares underlying call options. See Item 5)

9   SOLE DISPOSITIVE POWER
    0

10  SHARED DISPOSITIVE POWER
    26,740,858 (includes Shares underlying call options. See Item 5)

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    26,740,858 (includes Shares underlying call options. See Item 5)

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*   / /

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    6.82% (includes Shares underlying call options. See Item 5)

14  TYPE OF REPORTING PERSON*
    CO

                                  SCHEDULE 13D

Item 1. Security and Issuer

     This statement relates to the Common Stock, par value $.001 (the "Shares"), issued by BEA Systems, Inc. (the "Issuer"). The address of the principal executive offices of the Issuer is 2315 North First Street, San Jose, California 95131.

Item 2. Identity and Background

     The Reporting Persons (as hereafter defined) are High River Limited Partnership, a Delaware limited partnership ("High River"), Hopper Investments LLC, a Delaware limited liability company ("Hopper"), Barberry Corp., a Delaware corporation ("Barberry"), Icahn Partners Master Fund LP, a Cayman Islands exempted limited partnership ("Icahn Master"), Icahn Partners Master Fund II LP, a Cayman Islands exempted limited partnership ("Icahn Master II"), Icahn
Partners Master Fund III LP, a Cayman Islands exempted limited partnership ("Icahn Master III") Icahn Offshore LP, a Delaware limited partnership ("Icahn Offshore"), Icahn Partners Holding L.P., a Delaware limited partnership ("Icahn Partners Holding"), IPH GP LLC, a Delaware limited liability company ("IPH"), American Real Estate Holdings Limited Partnership, a Delaware limited partnership ("AREH"), American Property Investors, Inc., a Delaware corporation ("API"), Beckton Corp., a Delaware corporation ("Beckton"), Icahn Partners LP, a Delaware limited partnership ("Icahn Partners"), Icahn Onshore LP, a Delaware limited partnership ("Icahn Onshore"), and Carl C. Icahn, a citizen of the United States of America (collectively, the "Reporting Persons").

     The principal business address of each of High River, Hopper, Barberry, Icahn Offshore, Icahn Partners Holding, IPH, AREH, API, Beckton, Icahn Partners and Icahn Onshore, is White Plains Plaza, 445 Hamilton Avenue - Suite 1210, White Plains, NY 10601. The principal business address of Icahn Master, Icahn Master II and Icahn Master III is c/o Walkers SPV Limited, P.O. Box 908GT, 87 Mary Street, George Town, Grand Cayman, Cayman Islands. The principal business address of Carl C. Icahn is c/o Icahn Associates Corp., 767 Fifth Avenue, 47th Floor, New York, New York 10153.

     Barberry is the sole member of Hopper, which is the general partner of High River. Beckton is the sole stockholder of API, which is the general partner of AREH. AREH is the sole member of IPH, which is the general partner of Icahn Partners Holding. Icahn Partners Holding is the general partner of each of Icahn Onshore and Icahn Offshore. Icahn Onshore is the general partner of Icahn Partners. Icahn Offshore is the general partner of each of Icahn Master, Icahn Master II and Icahn Master III. Each of Barberry and Beckton is 100 percent owned by Carl C. Icahn. As such, Mr. Icahn is in a position indirectly to determine the investment and voting decisions made by each of the Reporting Persons.

     Each of High River and Barberry is primarily engaged in the business of investing in securities. Hopper is primarily engaged in the business of acting as the general partner of High River. Each of Icahn Master, Icahn Master II, Icahn Master III and Icahn Partners is primarily engaged in the business of investing in securities. Icahn Offshore is primarily engaged in the business of serving as the general partner of Icahn Master, Icahn Master II and Icahn Master
III. Icahn Onshore is primarily engaged in the business of serving as the general partner of Icahn Partners. Icahn Partners Holding is primarily engaged in the business of serving as the general partner of Icahn Offshore and Icahn Onshore. IPH is primarily engaged in the business of serving as the general partner of Icahn Partners Holding. AREH is primarily engaged in the business of holding interests in various operating companies and Icahn Master, Icahn Master II, Icahn Master III and Icahn Partners. API is primarily engaged in the business of serving as the general partner of each of AREH and American Real Estate Partners, L.P. ("AREP"), a publicly traded master limited partnership controlled by Mr. Icahn, which is the sole limited partner of AREH. Beckton is primarily engaged in the business of holding the stock of API. Carl C. Icahn's present principal occupation or employment is (i) owning all of the interest in Beckton, through which Mr. Icahn indirectly directs and manages the investments of Icahn Master, Icahn Master II, Icahn Master III, Icahn Partners, AREH and AREP and (ii) acting as President and a director of Starfire Holding Corporation ("Starfire"), and as the Chairman of the Board and a director of various of Starfire's subsidiaries. Starfire is primarily engaged in the business of investing in and holding securities of various entities.

     The name, citizenship, present principal occupation or employment and business address of each director and executive officer of the Reporting Persons are set forth in Schedule A attached hereto.

     None of the Reporting Persons nor any manager or executive officer of the Reporting Persons, has, during the past five years, (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or
(b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting, or mandating activities subject to, Federal or State securities laws or a finding of any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

     The aggregate purchase price of the 33,426,069 Shares (including 16,153,199 options to purchase Shares) purchased by High River, Icahn Master, Icahn Master II, Icahn Master III and Icahn Partners, collectively, was $291,824,050 (including commissions and premiums for the options). The source of funding for the purchase of these Shares was the general working capital of the respective purchasers. The Shares are held by the Reporting Persons in margin accounts. Such margin accounts may from time to time have debit balances. Since other securities are held in such margin accounts, it is not possible to determine the amounts, if any, of margin used with respect to the purchase of the Shares.

Item 4. Purpose of Transaction

     The Reporting Persons acquired their positions in the Shares because they believed that the Shares were undervalued. The Reporting Persons believe that a strategic acquirer could utilize greater resources and market presence than the Issuer to advantage the Issuer's innovative technology and thereby profit from higher revenue growth and the elimination of duplicative costs. The Reporting Persons believe consolidation in the technology industry is leading to increased competition that may place independent software vendors at a competitive disadvantage. In light of these beliefs, the Reporting Persons believe that a sale of the Issuer to a strategic acquirer will maximize the price of the Shares. The Reporting Persons intend to seek to meet with management of the Issuer to discuss the potential for such a transaction, as well as the Issuer's business and operations generally. The Reporting Persons also intend to discuss these matters with other large-holders of the Shares. The Reporting Persons also note that an annual meeting of the shareholders has not been held since July 2006 and may seek to have such a meeting held and may also seek to nominate individuals for election as directors of the Issuer.

     The Reporting Persons may, from time to time and at any time, acquire additional Shares in the open market or otherwise and reserve the right to dispose of any or all of their Shares in the open market or otherwise, at any time and from time to time, and to engage in any hedging or similar transactions with respect to the Shares.

     SECURITY HOLDERS ARE ADVISED TO READ THE PROXY STATEMENT AND OTHER DOCUMENTS RELATED TO THE SOLICITATION OF PROXIES BY CARL C. ICAHN, KEITH MEISTER, VINCENT INTRIERI, DAVID SCHECTER, MAYU SRIS, ICAHN PARTNERS LP, ICAHN PARTNERS MASTER FUND LP, ICAHN PARTNERS MASTER FUND II LP, ICAHN PARTNERS MASTER FUND III LP, HIGH RIVER LIMITED PARTNERSHIP, BARBERRY CORP., HOPPER INVESTMENTS LLC, BECKTON CORP., AMERICAN PROPERTY INVESTORS, INC., AMERICAN REAL ESTATE HOLDINGS LIMITED PARTNERSHIP, IPH GP LLC, ICAHN PARTNERS HOLDING LP, ICAHN ONSHORE LP, ICAHN OFFSHORE LP AND CERTAIN OF THEIR RESPECTIVE AFFILIATES FROM THE STOCKHOLDERS OF BEA SYSTEMS, INC. FOR USE AT ITS ANNUAL MEETING WHEN AND IF THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION, INCLUDING INFORMATION RELATING TO THE PARTICIPANTS IN ANY SUCH PROXY SOLICITATION. WHEN AND IF COMPLETED, A DEFINITIVE PROXY STATEMENT AND A FORM OF PROXY WILL BE AVAILABLE TO STOCKHOLDERS OF BEA SYSTEMS, INC. FROM THE PARTICIPANTS AT NO CHARGE AND WILL ALSO BE AVAILABLE AT NO CHARGE AT THE SECURITIES AND EXCHANGE COMMISSION'S WEBSITE AT HTTP://WWW.SEC.GOV. INFORMATION RELATING TO THE POTENTIAL PARTICIPANTS IN A POTENTIAL PROXY SOLICITATION IS CONTAINED IN EXHIBIT 1 TO THE SCHEDULE 14A FILED WITH THE SECURITIES AND EXCHANGE COMMISSION BY THE ICAHN GROUP ON SEPTEMBER 14, 2007.

Item 5. Interest in Securities of the Issuer

     (a) The Reporting Persons may be deemed to beneficially own, in the aggregate, 33,426,069 Shares (including Shares underlying call options), representing approximately 8.53% of the Issuer's outstanding Shares (based upon the 392,002,200 Shares stated to be outstanding as of May 31, 2006 by the Issuer in the Issuer's Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on June 9, 2006, which appears to the Issuer's most recent statement as to number of outstanding shares).

     (b) High River has sole voting power and sole dispositive power with regard to 6,685,211 Shares (including Shares underlying call options). Each of Hopper, Barberry and Carl C. Icahn has shared voting power and shared dispositive power with regard to such Shares. Icahn Master has sole voting power and sole dispositive power with regard to 11,994,550 Shares (including Shares underlying call options). Each of Icahn Offshore, Icahn Partners Holding, IPH, AREH, API, Beckton and Carl C. Icahn has shared voting power and shared dispositive power with regard to such Shares. Icahn Master II has sole voting power and sole dispositive power with regard to 3,958,660 Shares (including Shares underlying call options). Each of Icahn Offshore, Icahn Partners Holding, IPH, AREH, API, Beckton and Carl C. Icahn has shared voting power and shared dispositive power with regard to such Shares. Icahn Master III has sole voting power and sole dispositive power with regard to 1,496,925 Shares (including Shares underlying call options). Each of Icahn Offshore, Icahn Partners Holding, IPH, AREH, API, Beckton and Carl C. Icahn has shared voting power and shared dispositive power with regard to such Shares. Icahn Partners has sole voting power and sole dispositive power with regard to 9,290,723 Shares (including Shares underlying call options). Each of Icahn Onshore, Icahn Partners Holding, IPH, AREH, API, Beckton and Carl C. Icahn has shared voting power and shared dispositive power with regard to such Shares.

     Each of Hopper, Barberry and Mr. Icahn, by virtue of their relationships to High River (as disclosed in Item 2), are deemed to beneficially own (as that term is defined in Rule 13d-3 under the Act) the Shares which High River directly beneficially owns. Each of Hopper, Barberry and Mr. Icahn disclaims beneficial ownership of such Shares for all other purposes. Each of Icahn Offshore, Icahn Partners Holding, IPH, AREH, API, Beckton and Mr. Icahn, by virtue of their relationships to Icahn Master (as disclosed in Item 2), are deemed to beneficially own (as that term is defined in Rule 13d-3 under the Act) the Shares which Icahn Master directly beneficially owns. Each of Icahn
Offshore, Icahn Partners Holding, IPH, AREH, API, Beckton and Mr. Icahn disclaims beneficial ownership of such Shares for all other purposes. Each of Icahn Offshore, Icahn Partners Holding, IPH, AREH, API, Beckton and Mr. Icahn, by virtue of their relationships to Icahn Master II (as disclosed in Item 2), are deemed to beneficially own (as that term is defined in Rule 13d-3 under the Act) the Shares which Icahn Master II directly beneficially owns. Each of Icahn Offshore, Icahn Partners Holding, IPH, AREH, API, Beckton and Mr. Icahn disclaims beneficial ownership of such Shares for all other purposes. Each of Icahn Offshore, Icahn Partners Holding, IPH, AREH, API, Beckton and Mr. Icahn, by virtue of their relationships to Icahn Master III (as disclosed in Item 2), are deemed to beneficially own (as that term is defined in Rule 13d-3 under the Act) the Shares which Icahn Master III directly beneficially owns. Each of Icahn Offshore, Icahn Partners Holding, IPH, AREH, API, Beckton and Mr. Icahn disclaims beneficial ownership of such Shares for all other purposes. Each of Icahn Onshore, Icahn Partners Holding, IPH, AREH, API, Beckton and Mr. Icahn, by virtue of their relationships to Icahn Partners (as disclosed in Item 2), are deemed to beneficially own (as that term is defined in Rule 13d-3 under the Act) the Shares which Icahn Partners directly beneficially owns. Each of Icahn Onshore, Icahn Partners Holding, IPH, API, AREH, Beckton and Mr. Icahn disclaims beneficial ownership of such Shares for all other purposes.

     (c) The following table sets forth all transactions with respect to Shares effected during the past sixty (60) days by any of the Reporting Persons, inclusive of any transactions effected through 5:00 p.m., Eastern Standard Time, on September 13, 2007. Except as otherwise indicated, all transactions were effected in the open market, and the table includes commissions paid in per share prices.


NAME                        DATE          SHARES PURCHASED      PRICE PER SHARE/
                                             (SOLD)             EXERCISE PRICE
--------------------------------------------------------------------------------
                                   HIGH RIVER
------------------- -------------------- ---------------------- ----------------
High River               August 3, 2007     160,000               12.3429
------------------- -------------------- ---------------------- ----------------
High River               August 6, 2007     257,715               11.8142
------------------- -------------------- ---------------------- ----------------
High River               August 7, 2007     281,212               11.5235
------------------- -------------------- ---------------------- ----------------
High River               August 8, 2007     840,000               11.7798
------------------- -------------------- ---------------------- ----------------
High River               August 9, 2007     380,000               11.7679
------------------- -------------------- ---------------------- ----------------
High River            September 4, 2007     117,262   (1)         7.50 (2)
------------------- -------------------- ---------------------- ----------------
High River            September 5, 2007     441,870   (1)         7.50 (2)
------------------- -------------------- ---------------------- ----------------
High River            September 6, 2007     263,806   (1)         7.50 (2)
------------------- -------------------- ---------------------- ----------------
High River            September 7, 2007     216,400   (1)         7.50 (2)
------------------- -------------------- ---------------------- ----------------
High River           September 10, 2007     500,000   (1)         7.50 (2)
------------------- -------------------- ---------------------- ----------------
High River           September 11, 2007     255,876   (1)         7.50 (2)
------------------- -------------------- ---------------------- ----------------
High River           September 12, 2007     600,000   (1)         7.50 (2)
------------------- -------------------- ---------------------- ----------------
High River           September 13, 2007     380,000   (1)         7.50 (2)
--------------------------------------------------------------------------------
                                 ICAHN PARTNERS
--------------------------------------------------------------------------------
Icahn Partners           August 3, 2007     213,064               12.3429
------------------- -------------------- ---------------------- ----------------
Icahn Partners           August 6, 2007     331,358               11.8142
------------------- -------------------- ---------------------- ----------------
Icahn Partners           August 7, 2007     361,569               11.5235
------------------- -------------------- ---------------------- ----------------
Icahn Partners           August 8, 2007   1,079,948               11.7798
------------------- -------------------- ---------------------- ----------------
Icahn Partners           August 9, 2007     488,666               11.7679
------------------- -------------------- ---------------------- ----------------
Icahn Partners        September 4, 2007     469,050  (1)          7.50 (2)
------------------- -------------------- ---------------------- ----------------
Icahn Partners        September 5, 2007     753,383  (1)          7.50 (2)
------------------- -------------------- ---------------------- ----------------
Icahn Partners        September 6, 2007     361,160  (1)          7.50 (2)
------------------- -------------------- ---------------------- ----------------
Icahn Partners        September 7, 2007     296,955  (1)          7.50 (2)
------------------- -------------------- ---------------------- ----------------
Icahn Partners       September 10, 2007     686,123  (1)          7.50 (2)
------------------- -------------------- ---------------------- ----------------
Icahn Partners       September 11, 2007     351,125  (1)          7.50 (2)
------------------- -------------------- ---------------------- ----------------
Icahn Partners       September 12, 2007     823,348  (1)          7.50 (2)
------------------- -------------------- ---------------------- ----------------
Icahn Partners       September 13, 2007     522,295  (1)          7.50 (2)
------------------- -------------------- ---------------------- ----------------
                                  ICAHN MASTER
--------------------------------------------------------------------------------
Icahn Master             August 3, 2007     290,588               12.3429
------------------- -------------------- ---------------------- ----------------
Icahn Master             August 6, 2007     481,000               11.8142
------------------- -------------------- ---------------------- ----------------
Icahn Master             August 7, 2007     524,855               11.5235
------------------- -------------------- ---------------------- ----------------
Icahn Master             August 8, 2007   1,567,860  (1)          7.50 (2)
------------------- -------------------- ---------------------- ----------------
Icahn Master             August 9, 2007     709,270  (1)          7.50 (2)
------------------- -------------------- ---------------------- ----------------
Icahn Master          September 5, 2007     695,651  (1)          7.50 (2)
------------------- -------------------- ---------------------- ----------------
Icahn Master          September 6, 2007     476,658  (1)          7.50 (2)
------------------- -------------------- ---------------------- ----------------
Icahn Master          September 7, 2007     390,920  (1)          7.50 (2)
------------------- -------------------- ---------------------- ----------------
Icahn Master         September 10, 2007     903,237  (1)          7.50 (2)
------------------- -------------------- ---------------------- ----------------
Icahn Master         September 11, 2007     462,234  (1)          7.50 (2)
------------------- -------------------- ---------------------- ----------------
Icahn Master         September 12, 2007   1,083,882               7.50 (2)
------------------- -------------------- ---------------------- ----------------
Icahn Master         September 13, 2007     684,215               7.50 (2)
------------------- -------------------- ---------------------- ----------------
                                 ICAHN MASTER II
--------------------------------------------------------------------------------
Icahn Master II          August 3, 2007     101,062               12.3429
------------------- -------------------- ---------------------- ----------------
Icahn Master II          August 6, 2007     158,518               11.8142
------------------- -------------------- ---------------------- ----------------
Icahn Master II          August 7, 2007     172,973               11.5235
------------------- -------------------- ---------------------- ----------------
Icahn Master II          August 8, 2007     516,677               11.7798
------------------- -------------------- ---------------------- ----------------
Icahn Master II          August 9, 2007     233,675               11.7679
------------------- -------------------- ---------------------- ----------------
Icahn Master II       September 5, 2007     231,095  (1)          7.50 (2)
------------------- -------------------- ---------------------- ----------------
Icahn Master II       September 6, 2007     157,937  (1)          7.50 (2)
------------------- -------------------- ---------------------- ----------------
Icahn Master II       September 7, 2007     128,941  (1)          7.50 (2)
------------------- -------------------- ---------------------- ----------------
Icahn Master II      September 10, 2007     297,923  (1)          7.50 (2)
------------------- -------------------- ---------------------- ----------------
Icahn Master II      September 11, 2007     152,462  (1)          7.50 (2)
------------------- -------------------- ---------------------- ----------------
Icahn Master II      September 12, 2007     357,508  (1)          7.50 (2)
------------------- -------------------- ---------------------- ----------------
Icahn Master II      September 13, 2007     227,843  (1)          7.50 (2)
------------------- -------------------- ---------------------- ----------------
                                ICAHN MASTER III
--------------------------------------------------------------------------------
Icahn Master III         August 3, 2007      35,286               12.3429
------------------- -------------------- ---------------------- ----------------
Icahn Master III         August 6, 2007      59,984               11.8142
------------------- -------------------- ---------------------- ----------------
Icahn Master III         August 7, 2007      65,453               11.5235
------------------- -------------------- ---------------------- ----------------
Icahn Master III         August 8, 2007     195,515               11.7798
------------------- -------------------- ---------------------- ----------------
Icahn Master III         August 9, 2007      88,389               11.7679
------------------- -------------------- ---------------------- ----------------
Icahn Master III      September 5, 2007      87,349  (1)          7.50 (2)
------------------- -------------------- ---------------------- ----------------
Icahn Master III      September 6, 2007      59,468  (1)          7.50 (2)
------------------- -------------------- ---------------------- ----------------
Icahn Master III      September 7, 2007      48,784  (1)          7.50 (2)
------------------- -------------------- ---------------------- ----------------
Icahn Master III     September 10, 2007     112,717  (1)          7.50 (2)
------------------- -------------------- ---------------------- ----------------
Icahn Master III     September 11, 2007      57,683  (1)          7.50 (2)
------------------- -------------------- ---------------------- ----------------
Icahn Master III     September 12, 2007     135,262  (1)          7.50 (2)
------------------- -------------------- ---------------------- ----------------
Icahn Master III     September 13, 2007      85,647  (1)          7.50 (2)
------------------- -------------------- ---------------------- ----------------

--------------------------
(1) Shares underlying American-style call options purchased by the applicable Reporting Person, which expire on December 12, 2009.

(2) Per share exercise price of call options purchased by the Reporting Persons. Exercise price will be adjusted to account for any dividends or other distributions declared by the Issuer prior to exercise of the options. The premium for such options was approximately 35% of the market price.


Item 6. Contracts, Arrangements, Understandings or Relationship with Respect to Securities of the Issuer

     Call Options

     The Reporting Persons have purchased American-style call options referencing an aggregate of 16,153,199 Shares, which expire on December 10, 2009. The agreements provide for physical settlement (unless the Reporting Person opts for a cash settlement). These agreements do not give the Reporting Persons direct or indirect voting, investment or dispositive control over the Shares to which these agreements relate. These agreements are further described in Item 5(c).

     Put Options

     The Reporting Persons have sold European-style put options referencing an aggregate of 16,153,199 Shares, which expire on December 10, 2009. The agreements provide that they settle in cash. These agreements do not give the Reporting Persons direct or indirect voting, investment or dispositive control over the Shares to which these agreements relate.

     Total Return Swaps

     The Reporting Persons have entered into a number of derivative agreements, commonly known as Total Return Swaps, with counterparties, which agreements provide that the profit to the Reporting Persons shall be based upon the increase in value of the Shares and the loss to the Reporting Persons shall be based upon the decrease in the value of the Shares, during the period from inception of the applicable agreement to its termination. The agreements provide that they settle in cash. In addition to the Shares which they beneficially own as shown in Item 5 above, the Reporting Persons currently have long economic exposure to an aggregate of 6,757,939 Shares through such agreements. These agreements do not give the Reporting Persons direct or indirect voting, investment or dispositive control over the Shares to which these agreements relate and, accordingly, the Reporting Persons disclaim any beneficial ownership in the Shares to which these agreements relate.

     Except as otherwise described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in
Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits

     1     Joint Filing Agreement of the Reporting Persons

                                    SIGNATURE

     After reasonable inquiry and to the best of each of the undersigned knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: September 14, 2007

HIGH RIVER LIMITED PARTNERSHIP
         By: Hopper Investments LLC, general partner
         By: Barberry Corp., sole member

         By:  /s/ Edward E. Mattner
              ---------------------
              Name: Edward E. Mattner
              Title: Authorized Signatory

HOPPER INVESTMENTS LLC
         By: Barberry Corp., sole member

         By:  /s/ Edward E. Mattner
              ---------------------
              Name: Edward E. Mattner
              Title: Authorized Signatory

BARBERRY CORP.

         By:  /s/ Edward E. Mattner
              ---------------------
              Name: Edward E. Mattner
              Title: Authorized Signatory

ICAHN PARTNERS MASTER FUND LP

         By:  /s/ Edward E. Mattner
              ---------------------
              Name: Edward E. Mattner
              Title: Authorized Signatory

ICAHN PARTNERS MASTER FUND II LP

         By:  /s/ Edward E. Mattner
              ---------------------
              Name: Edward E. Mattner
              Title: Authorized Signatory

ICAHN PARTNERS MASTER FUND III LP

         By:  /s/ Edward E. Mattner
              ---------------------
              Name: Edward E. Mattner
              Title: Authorized Signatory

ICAHN OFFSHORE LP

         By:  /s/ Edward E. Mattner
              ---------------------
              Name: Edward E. Mattner
              Title: Authorized Signatory

ICAHN PARTNERS LP

         By:  /s/ Edward E. Mattner
              ---------------------
              Name: Edward E. Mattner
              Title: Authorized Signatory

ICAHN ONSHORE LP

         By:  /s/ Edward E. Mattner
              ---------------------
              Name: Edward E. Mattner
              Title: Authorized Signatory

ICAHN PARTNERS HOLDING LP
         By: IPH GP LLC, general partner
         By: American Real Estate Holdings Limited Partnership, general partner
         By: American Property Investors, Inc., general partner

         By:  /s/ Andrew Skobe
              ----------------
              Name: Andrew Skobe
              Title: Interim Chief Financial Officer

IPH GP LLC
         By: American Real Estate Holdings Limited Partnership, general partner
         By: American Property Investors, Inc., general partner

         By:  /s/ Andrew Skobe
              ----------------
              Name: Andrew Skobe
              Title: Interim Chief Financial Officer

AMERICAN REAL ESTATE HOLDINGS LIMITED PARTNERSHIP
         By: American Property Investors, Inc., general partner

         By:  /s/ Andrew Skobe
              ----------------
              Name: Andrew Skobe
              Title: Interim Chief Financial Officer

AMERICAN PROPERTY INVESTORS, INC.

         By:  /s/ Andrew Skobe
              ----------------
              Name: Andrew Skobe
              Title: Interim Chief Financial Officer

BECKTON CORP.

         By:  /s/ Edward E. Mattner
              ---------------------
              Name: Edward E. Mattner
              Title:   Authorized Signatory

/s/ Carl C. Icahn
-----------------
CARL C. ICAHN


              [Signature Page of Schedule 13D - BEA Systems, Inc.]

                                                                       EXHIBIT 1

                             JOINT FILING AGREEMENT

     In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the Common Stock of BEA Systems, Inc. and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings. In evidence thereof, the undersigned, being duly authorized, have executed this Joint Filing Agreement this 14th day of September, 2007.

HIGH RIVER LIMITED PARTNERSHIP
         By: Hopper Investments LLC, general partner
         By: Barberry Corp., sole member

         By:  /s/ Edward E. Mattner
              ---------------------
              Name: Edward E. Mattner
              Title: Authorized Signatory

HOPPER INVESTMENTS LLC
         By: Barberry Corp., sole member

         By:  /s/ Edward E. Mattner
              ---------------------
              Name: Edward E. Mattner
              Title: Authorized Signatory

BARBERRY CORP.

         By:  /s/ Edward E. Mattner
              ---------------------
              Name: Edward E. Mattner
              Title: Authorized Signatory

ICAHN PARTNERS MASTER FUND LP

         By:  /s/ Edward E. Mattner
              ---------------------
              Name: Edward E. Mattner
              Title: Authorized Signatory

ICAHN PARTNERS MASTER FUND II LP

         By:  /s/ Edward E. Mattner
              ---------------------
              Name: Edward E. Mattner
              Title: Authorized Signatory

ICAHN PARTNERS MASTER FUND III LP

         By:  /s/ Edward E. Mattner
              ---------------------
              Name: Edward E. Mattner
              Title: Authorized Signatory

ICAHN OFFSHORE LP

         By:  /s/ Edward E. Mattner
              ---------------------
              Name: Edward E. Mattner
              Title: Authorized Signatory

ICAHN PARTNERS LP

         By:  /s/ Edward E. Mattner
              ---------------------
              Name: Edward E. Mattner
              Title: Authorized Signatory

ICAHN ONSHORE LP

         By:  /s/ Edward E. Mattner
              ---------------------
              Name: Edward E. Mattner
              Title: Authorized Signatory

ICAHN PARTNERS HOLDING LP
         By: IPH GP LLC, general partner
         By: American Real Estate Holdings Limited Partnership, general partner
         By: American Property Investors, Inc., general partner

         By:  /s/ Andrew Skobe
              ----------------
              Name: Andrew Skobe
              Title: Interim Chief Financial Officer

IPH GP LLC
         By: American Real Estate Holdings Limited Partnership, general partner
         By: American Property Investors, Inc., general partner

         By:  /s/ Andrew Skobe
              ----------------
              Name: Andrew Skobe
              Title: Interim Chief Financial Officer

AMERICAN REAL ESTATE HOLDINGS LIMITED PARTNERSHIP
         By: American Property Investors, Inc., general partner

         By:  /s/ Andrew Skobe
              ----------------
              Name: Andrew Skobe
              Title: Interim Chief Financial Officer

AMERICAN PROPERTY INVESTORS, INC.

         By:  /s/ Andrew Skobe
              ----------------
              Name: Andrew Skobe
              Title: Interim Chief Financial Officer

BECKTON CORP.

         By:  /s/ Edward E. Mattner
              ---------------------
              Name: Edward E. Mattner
              Title:Authorized Signatory

/s/ Carl C. Icahn
-----------------
CARL C. ICAHN


 [Signature Page of Joint Filing Agreement to Schedule 13D - BEA Systems, Inc.]

                                   SCHEDULE A

            DIRECTORS AND EXECUTIVE OFFICERS OF THE REPORTING PERSONS

     The following sets forth the name, position, and principal occupation of each director and executive officer of each of the Reporting Persons. Each such person is a citizen of the United States of America. Except as otherwise indicated, the business address of each director and officer is c/o Icahn Associates Corp., 767 Fifth Avenue, 47th Floor, New York, New York 10153. To the best of the Reporting Persons' knowledge, except as set forth in this statement on Schedule 13D, none of the directors or executive officers of the Reporting Persons own any Shares.


HIGH RIVER LIMITED PARTNERSHIP
Name                                Position
----                                --------
Hopper Investments LLC              General Partner


HOPPER INVESTMENTS LLC
Name                                Position
----                                --------
Barberry Corp.,                     Sole Member
Edward E. Mattner                   Vice President


BARBERRY CORP.
Name                                Position
----                                --------
Carl C. Icahn                       Chairman of the Board; President
Jordan Bleznick                     Vice President/Taxes
Edward E. Mattner                   Vice President; Authorized Signatory
Gail Golden                         Vice President; Authorized Signatory
Vincent J. Intrieri                 Vice President; Authorized Signatory
Keith Cozza                         Secretary; Treasurer
Tina March                          Authorized Signatory


ICAHN PARTNERS MASTER FUND LP
Name                                Position
----                                --------
Icahn Offshore LP                   General Partner
Keith A. Meister                    Executive Vice President

ICAHN PARTNERS MASTER FUND II LP
Name                                Position
----                                --------
Icahn Offshore LP                   General Partner
Keith A. Meister                    Executive Vice President


ICAHN PARTNERS MASTER FUND III LP
Name                                Position
----                                --------
Icahn Offshore LP                   General Partner
Keith A. Meister                    Executive Vice President


ICAHN OFFSHORE LP
Name                                Position
----                                --------
CCI Offshore Corp.                  General Partner
Keith A. Meister                    Executive Vice President


ICAHN PARTNERS LP
Name                                Position
----                                --------
Icahn Onshore LP                    General Partner
Keith A. Meister                    Executive Vice President


ICAHN ONSHORE LP
Name                                Position
----                                --------
CCI Onshore Corp.                   General Partner
Keith A. Meister                    Executive Vice President


ICAHN PARTNERS HOLDING LP
Name                                Position
----                                --------
IPH GP LLC                          General Partner
Andrew Skobe                        Chief Financial Officer


IPH GP LLC
Name                                Position
----                                --------
American Real Estate Holdings
Limited Partnership                 Managing Member
Andrew Skobe                        Chief Financial Officer


AMERICAN REAL ESTATE HOLDINGS LIMITED PARTNERSHIP
Name                                Position
----                                --------
American Property Investors, Inc.   General Partner
Andrew Skobe                        Chief Financial Officer


AMERICAN PROPERTY INVESTORS, INC.
Name                                Position
----                                --------
Beckton Corp.                       General Partner
Andrew Skobe                        Chief Financial Officer


BECKTON CORP.
Name                                Position
----                                --------
Edward Mattner                      Authorized Signatory